VOXCOM HOLDINGS, INC.

Statement regarding computation of earnings per share.

The computation of earnings per share can be clearly determined from the information provided in the consolidated financial statements included in the Form 10SB. During a loss period, the assumed exercise of stock options have an antidilutive effect. As a result, these shares are not included in the weighted average shares outstanding until actual conversion to common stock occurs.